UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           American Land Lease, Inc.
                           -------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   027118108
                                --------------
                                (CUSIP Number)





                               December 31, 2006
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  027118108

.................................................................................
1.    Names of Reporting Persons.

      Cliffwood Partners LLC

      I.R.S. Identification Nos. of above persons (entities only): 95-4648555
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                622,900
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           622,900
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,900
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................
12.   Type of Reporting Person        IA
.................................................................................

.................................................................................
1.    Names of Reporting Persons.

      Cliffwood Value Equity Fund, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 95-4817104
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                622,900
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           622,900
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,900
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................
12.   Type of Reporting Person      PN

.................................................................................
1.    Names of Reporting Persons.

      Cliffwood Value Equity Fund II, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 57-1186067
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                622,900
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           622,900
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,900
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................
12.   Type of Reporting Person       PN

.................................................................................
1         Names of Reporting Persons.

          CLIFFWOOD VALUE PLUS FUND, L.P.

          I.R.S. Identification Nos. of above persons (entities only): [   ]
.................................................................................
2         Check the Appropriate Box if a Member of a Group

          (a) [X]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4         Citizenship or Place of Organization         Delaware, United States
.................................................................................
                      5        Sole Voting Power                       None
Number of Shares
.................................................................................
Beneficially Owned    6.       Shared Voting Power                     622,900
by Each Reporting
.................................................................................
Person With           7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                622,900
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each
          Reporting Person                                             622,900
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares                                               [   ]
.................................................................................
11        Percent of Class Represented by Amount in Row (9)

          7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................
12.       Type of Reporting Person          PN

.................................................................................
1.    Names of Reporting Persons.

      Cliffwood Absolute Return Strategy Ltd.

      I.R.S. Identification Nos. of above persons (entities only): N/A
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization               Cayman Islands,
                                                         British West Indies
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                622,900
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           622,900
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,900
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................

12. Type of Reporting Person OO

.................................................................................
1.    Names of Reporting Persons.

      Cliffwood Absolute Return Strategy, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 95-4789951
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
.................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                622,900
Person With           ..........................................................
                      7.       Sole Dispositive Power             None
                      ..........................................................
                      8.       Shared Dispositive Power           622,900
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                      622,900
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................
12.   Type of Reporting Person       PN

.................................................................................
1.    Names of Reporting Persons.

      Cliffwood Value Equity / WB Fund, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 20-3036834
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
.................................................................................
Number of Shares      5.      Sole Voting Power                  None
Beneficially Owned    ..........................................................
by Each Reporting     6.      Shared Voting Power                622,900
Person With           ..........................................................
                      7.      Sole Dispositive Power             None
                      ..........................................................
                      8.      Shared Dispositive Power           622,900
.................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                     622,900
.................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.99% based on 7,797,000 shares outstanding as of October 30, 2006.
.................................................................................
12.   Type of Reporting Person      PN

Item 1(a).    Name of Issuer:
              American Land Lease, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              29399 U.S. Hwy 19 North
              Suite 320
              Clearwater, FL 33761

Item 2(a).    Name of Person Filing
Item 2(b).    Address of Principal Business Office or, if None, Residence
Item 2(c).    Citizenship

              Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited liability company

              Cliffwood Value Equity Fund, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Value Equity Fund II, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Value Plus Fund, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Absolute Return Strategy Ltd.
              c/o CITCO Fund Services (Cayman Islands) Limited
              P.O. Box 31106 SMB
              Regatta Office Park
              West Bay Road
              Grand Cayman, Cayman Islands
              Cayman Islands exempted company

              Cliffwood Absolute Return Strategy, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Value Equity / WB Fund, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value per share

Item 2(e).    CUSIP Number:

              027118108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

              (b)     |_| Bank as defined in Section 3(a)(6) of the Exchange
                      Act.

              (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) |_| Investment company registered under Section 8 of the Investment Company Act.

              (e) |X| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

              (g) |_| A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

              (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)     |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item  4.      Ownership:

              Cliffwood Partners LLC
              Cliffwood Value Equity Fund, L.P.
              Cliffwood Value Equity Fund II, L.P.
              Cliffwood Absolute Return Strategy Ltd.
              Cliffwood Absolute Return Strategy, L.P.
              Cliffwood Value Equity / WB Fund, L.P.
              Cliffwood Value Plus Fund, LP
              Oregon Public Employees' Retirement Fund
              Swarthmore College
              The Common Fund
              Guggenheim Trust Company
              1199 Health Care Employees' Retirement Fund
              Board of Pensions of Presbyterian Church

              a. Amount beneficially owned: Cliffwood Value Equity Fund, L.P. beneficially owns 176,900 shares of common stock; Cliffwood Value Equity Fund II, L.P. beneficially owns 5,100 shares of common stock; Cliffwood Value Plus Fund, L.P. beneficially owns 18,000 shares of common stock; Cliffwood Absolute Return Strategy Ltd. beneficially owns 21,300 shares of common stock; Cliffwood Absolute Return Strategy, L.P. beneficially owns 140,500 shares of common stock; Cliffwood Value Equity / WB Fund, L.P. beneficially owns 45,800 shares of common stock; Oregon Public Employees Retirement Fund beneficially owns 68,400 shares of common stock (through an account managed by Cliffwood Partners LLC); Swarthmore College beneficially owns 27,900 shares of common stock (through an account managed by Cliffwood Partners LLC); The Common Fund beneficially owns 24,100 shares of common stock (through an account managed by Cliffwood Partners LLC); Guggenheim Trust Company beneficially owns 57,100 shares of common stock (through an account managed by Cliffwood Partners LLC); 1199 Health Care Employees' Retirement Fund beneficially owns 21,100 shares of common stock (through an account managed by Cliffwood Partners
              LLC); and Board of Pensions of Presbyterian Church beneficially owns 16,700 shares of common stock (through an account managed by Cliffwood Partners LLC) for an aggregate total of 622,900 shares of common stock.

              b. Percent of Class: 7.99% of the aggregate outstanding shares based upon information provided by American Land Lease, Inc. in its filed quarterly report on Form 10-Q which states that there were approximately 7,797,000 shares of common stock outstanding as of October 30, 2006.

      The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Equity Fund, L.P., Cliffwood Value Equity Fund II, L.P., Cliffwood Value Plus Fund, L.P., Cliffwood Absolute Return Strategy Ltd., Cliffwood Absolute Return Strategy, L.P., Cliffwood Value Equity / WB Fund L.P., Oregon Public Employees' Retirement Fund's managed account, Swarthmore College's managed account, The Common Fund's managed account, Guggenheim Trust Company's managed account, 1199 Health Care Employees' Retirement Fund's managed account and Board of Pensions of Presbyterian Church's managed account.

Item 5.       Ownership of Five Percent or Less of a Class:

              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:

              Not applicable

Item 8.       Identification and Classification of Members of the Group:

              Not applicable

Item 9.       Notice of Dissolution of Group:

              Not applicable.

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2008
                                                 ---------------------------
                                                            Date


                                                      /s/ Carl B. Tash
                                                 ---------------------------
                                                      Carl B. Tash, CEO

CLIFFWOOD PARTNERS LLC

               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND, L.P.
By: Cliffwood Partners LLC, its general partner


               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND II, L.P.
By: Cliffwood Partners LLC, its general partner


               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO

CLIFFWOOD VALUE PLUS FUND, L.P.
By Cliffwood Partners LLC, its general partner

               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.
By: Cliffwood Partners LLC, as investment manager


               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By: Cliffwood Partners LLC, its general partner


               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO


CLIFFWOOD VALUE EQUITY / WB FUND, L.P.
By: Cliffwood Partners LLC, its general partner

               /s/ Carl B. Tash
----------------------------------------------------
               Carl B. Tash, CEO


                                      11